UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-40238

SANTECH HOLDINGS LIMITED

Level 15, AIA Central, No.1 Connaught Road Central

Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Change of Auditor

On January 22, 2025, Santech Holdings Limited (“the Company”) announced that its Audit Committee has approved the appointment of Audit Alliance LLP (“Audit Alliance”) as the Company’s independent registered public accounting firm. The Audit Committee has dismissed Marcum Asia CPAs LLP (“MarcumAsia”) as its independent registered public accounting firm, effective from November 15, 2024.

The Company’s decision to change auditor was due to significant changes in the Company’s business focuses and scale recently as previously disclosed, and not as a result of any disagreement between the Company and MarcumAsia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures.

The audit services previously provided by MarcumAsia will be provided by Audit Alliance. Audit Alliance is a PCAOB-registered CPA firm headquartered in Singapore.

Other Events: Filing of Compliance Plan with Nasdaq

Additionally, the Company announced that it has submitted a compliance plan to The Nasdaq Stock Market (“Nasdaq”) to support its request for an extension of time to regain compliance with the Nasdaq continued listing requirements.

In its compliance plan to Nasdaq, the Company sets out the plan and timeline to file its Annual Report on Form 20-F for the financial year ended June 30, 2024 and become current with its reporting requirement within the discretionary period available to the Nasdaq staff to grant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Santech Holdings Limited

By:	/s/ Lawrence Lok
Name:	Lawrence Lok
Title:	Acting Chief Executive Officer

Date: January 22, 2025